                         ADDvantage Media Group, Inc.
                              808 N. 16th Street
                         Broken Arrow, Oklahoma 74012

                             Disclosure Statement
       Pursuant to Section 14(f) of the Securities Exchange Act of 1934
                           and Rule 14f-1 Thereunder

                                October 1, 1999

                               CHANGE IN CONTROL

     This Disclosure Statement is being furnished by ADDvantage Media Group, Inc., an Oklahoma corporation (the "Company"), to its shareholders in connection with the planned appointment of new directors of the Company upon consummation of the transactions contemplated by the Securities Exchange Agreement (the "Agreement") dated September 16, 1999, between the Company and David E. Chymiak, Kenneth A. Chymiak, as Trustee of the Ken Chymiak Revocable Trust Dated March 4, 1992 and Susan C. Chymiak, as Trustee of the Susan Chymiak Revocable Trust Dated March 4, 1992 (the " New Shareholders"). This Disclosure Statement is first being sent to shareholders of the Company on October 4, 1999.

     Pursuant to the Agreement, the New Shareholders have assigned their shares of the common stock of DRK Enterprises, Inc., doing business as "TULSAT" (hereafter referred to as "TULSAT") to the Company in exchange for 8,000,000 shares of the common stock of the Company, 200,000 shares of the Company's newly authorized Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and 50,000 shares of the Company's newly authorized Series B Cumulative Preferred Stock ("Series B Preferred Stock"). The New Shareholders have also exchanged demand notes of TULSAT in the aggregate principal amount of $10,000,000 for an additional 250,000 shares of Series B Preferred Stock.

     The shares of Preferred Stock are non-voting, but the shares of the Company's common stock received by the New Shareholders represent approximately 82% of the outstanding common stock. At the closing called for by the Agreement, the officers and directors of the Company other than Gary W. Young tendered their resignations. As soon as is reasonably practicable, Mr. Young, as the sole remaining director, has appointed four new directors to the board of directors. These persons will take office on October 14, 1999, but in no event less than ten days from the date that this Disclosure Statement is first sent to the shareholders of the Company.

     The address of the Company will change to 808 N. 16th Street, Broken Arrow, Oklahoma 74012, and its telephone number will be (918) 251-9121.

     The persons who will serve as the new directors and executive officers are described below.

     This disclosure statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Disclosure Statement carefully. You are not, however, required to take any action.

                              BOARD OF DIRECTORS

General

     The common stock of the Company is the only class of voting securities of the Company. Each share of common stock entitles the holder thereof to one vote per share. There is no cumulative voting with respect to election of directors. As of September 30, 1999, there were 9,712,345 shares of common stock outstanding, including the 8,000,000 shares issued to the New Shareholders. The Company had six directors, five of whom tendered their resignations at the time of the closing of the issuance of the Company's securities pursuant to the Agreement. Gary W. Young is the only current director who remains.

     Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal. The Company's by-laws provide that the board of directors shall consist of not less than one nor more than nine directors, as determined from time to time by resolution of the board of directors. The number of directors has been reduced to five, leaving a total of four vacancies. Vacancies in the board of directors may be filled by the remaining members of the board. It is anticipated that Gary W. Young, as the sole remaining director, will appoint the four persons named below to fill the four vacancies. Any director chosen to fill a vacancy will hold office until the next election of directors, which is expected to occur at the 2000 Annual Meeting of Shareholders.

Directors

     The directors serving the Company immediately prior to the closing are as follows:

     J Larre Barrett, age 60, was elected a director of the Company in January 1992. Mr. Barrett served as a sales representative of the Company from April 1, 1997 until earlier this year. From January 1997 until April 1997, Mr. Barrett was self- employed as a corporate media consultant. From December 1994 through December 1996, he served as Vice President of Decker Communications, Inc., a consulting firm dealing with communication and skills building. From March 1993 to December 1994, Mr. Barrett served as Vice President of Sales for Dorna USA. From 1989 to February 1993, he served as Vice President--Olympic Marketing Sales of CBS, Inc. Prior to that position, Mr. Barrett spent 24 years with the ABC Television Network, most recently serving as its Vice President of Sports Sales and Vice President of Olympic Marketing and Sales. Mr. Barrett received Bachelor of Journalism and Master of Arts in Radio/Television Sales & Management degrees from the University of Missouri.

     John W. Condon, age 63, was elected a director of the Company in 1989. He has been employed by United Graphics, Inc., a Company specializing in pre-printing negatives and color separation, since 1964 and has served as its Executive Vice President since that time. Mr. Condon received a Bachelor of Science degree in Commerce with a major in Marketing from the University of Notre Dame.

     Steven C. Oden, age 47, was elected a director of the Company in April 1998. Since April 1998, Mr. Oden has served as Vice President, Marketing and Sales for Tulsa Winch, Inc., a Manufacturing Company. From April 1996 to April 1998, he served as Vice President, Sales and Marketing of the Company. From May 1988 to April 1996, he served as Vice President, Sales for Lowrance Electronics, a manufacturer of sonar and navigational equipment sold to retailers in the marine, sporting goods and avionics markets. From June 1983 to May 1988, he served as Sales Manager for Ramsey Industries, a manufacturer of winches, speed reducers, and transmissions sold to various commercial users and other winches and accessories sold to recreational markets. From 1974 to 1983, Mr. Oden served in various positions, including Sales Manager and International Sales Manager, with the Auto Crane Company, a manufacturer of electric and hydraulic cranes. Mr. Oden received Bachelor of Arts degrees in Business Administration and psychology from Westminster College.

     Stephen G. Smith, age 51, was elected a director of the Company in March 1998. Since 1996, Mr. Smith has served as President of Sales Insights, Dallas, Texas, a consulting firm for the consumer packaged goods industry. He was employed from 1991 to 1996 at Helene Curtis USA, serving as Director of Customer Business from 1994 to 1996 and Director of Business Planning from 1991 to 1994. From 1989 to 1990, Mr. Smith served as National Sales Manager of the Toiletries Division of Alberto-Culver Company. He was employed by Procter & Gamble Distributing Company from 1970 through 1989, last serving as Group Marketing Manager--Wal-Mart Customer Team. Mr. Smith received a Bachelor of Science degree in Business from Iowa State University.

     Charles H. Hood, age 61, has served as Chairman, President and a director of the Company since its formation in September 1989. From 1987 to June 1990, he served as Chairman of the Board of Directors of Ackerman, Hood & McQueen, Inc., an advertising agency headquartered in Oklahoma, with offices located in Tulsa and Oklahoma City, Oklahoma, Dallas, Texas, Washington, D. C., Cleveland, Ohio and Fort Smith, Arkansas. From 1970 to 1987, Mr. Hood served as Chairman of the Board of Directors of Hood, Hope and Associates, Inc., an advertising agency he co-founded in 1970. Mr. Hood received a Bachelor of Journalism degree from the University of Missouri.

     Gary W. Young, age 58, joined the Company in December 1990 as Executive Vice President - Finance and Administration and a director. Mr. Young is also the owner and President of Young Ideas Inc., a Financial Consulting and Investment Company he founded in 1987. From 1980 to 1986, he served as Executive Vice President and a Director of Geodyne Resources, Inc., an oil and gas acquisition and exploration company headquartered in Tulsa, Oklahoma. From 1970 to 1980, Mr. Young was Senior Vice President of Finance and Administration and a Director of Cotton Petroleum Corporation, a Tulsa, Oklahoma, based oil and gas exploration company. From 1963 to 1970, he was employed by Arthur Young & Company (now Ernst & Young), a national accounting firm. Mr. Young received a Bachelor of Science degree from Kansas State University and is a Certified Public Accountant.

Compensation of Directors

     Beginning in 1998, the Company began paying the outside directors at a rate of $12,000 annually, commencing at the beginning of the second quarter for their services on the board of directors. During 1998, payments totaling $15,000 for the second and third quarters were paid. Fees for the fourth quarter of 1998 totaling $12,000 were accrued, but not paid in cash. The directors were issued common stock of the Corporation in respect of these amounts in September, 1999. See "Certain Relationships and Related Transactions." Directors who were employees of the Company received no additional compensation for their services on the board of directors. All directors are reimbursed by the Company for out-of-pocket expenses incurred by them in connection with their service on the board of directors and any committee thereof. During 1998, Stephen G. Smith was granted a stock option to purchase 12,500 shares of common stock at $9.00 per share and was subsequently re-priced to $0.875 per share, the fair market value of the Company's common stock on the re-pricing date. During 1998, stock options for J. Larre Barrett (15,000 shares), John W. Condon (8,750 shares) and Steven C. Oden (10,000 shares) were re-priced from $8.00 per share on 31,250 shares and $5.00 on 2,500 shares to $0.875 per share, the fair market value of the Company's common stock on the re-pricing date. See "Compensation of New Directors" below for a description of the compensation to be paid to the directors in the future.

Meetings and Committees of the Board of Directors

     During 1998, the board of directors held one meeting (all other action being taken by unanimous consent). Each director attended all meetings of the board and of the committees on which he served during 1998. The board of directors has a standing Audit Committee and Compensation Committee.

     The Audit Committee was composed of Messrs. Condon and Smith, both of whom tendered their resignations at the closing of the issuance of the Company's securities. After the appointment of the new directors of the Company, the Audit Committee will be composed of Messrs. Gibson, Tyde and Kenneth A. Chymiak. The Audit Committee annually considers the qualifications of the independent auditors of the Company and makes recommendations to the board of directors on the engagement of the independent auditors. The Audit Committee also reviews with the independent auditors the scope and results of the Company's audits, compliance with any of the Company's written policies and procedures, the adequacy of the Company's system of internal accounting and controls and the professional services furnished by the independent auditors to the Company. The Audit Committee met once during 1998.

     The Compensation Committee was composed of Messrs. Hood, Barrett and Condon, all of whom tendered their resignations at the closing of the issuance of the Company's securities. After the appointment of the new directors of the Company, the Compensation Committee will be composed of Messrs. Gibson and Tyde. The Compensation Committee reviews and monitors performance of the officers of the Company and takes final action for and on behalf of the board of directors with respect to compensation and benefit provisions for the officers of the Company. The Compensation Committee met once during 1998.

     The Company does not have a standing nominating committee. Nominations of candidates for election as directors of the Company may be made at a meeting of shareholders by or at the direction of the board of directors or by any shareholder entitled to vote at such meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and person who own more than ten percent of the Company's common stock, to report their initial ownership of the Company's common stock and any subsequent changes that ownership to the Securities and Exchange Commission ("SEC") and to furnish the Company with a copy of each such report. SEC regulations impose specific due dates for such reports, and the Company is required to disclose in this Disclosure Statement any failure to file by these dates during and for fiscal 1998.

     To the Company's knowledge, based solely on the review of the copies of such reports furnished to the Company and written representations that no other reports were required, during and with respect to fiscal 1998, all Section 16(a) filing requirements applicable to its executive officers, directors and more than ten percent stockholders were complied with, except as follows: (a) Steven
C. Oden filed late an initial ownership report upon becoming an executive officer of the Company, and (b) John W. Condon filed late two reports, one report with respect to three transactions each involving the sale of shares of Common Stock and one report with respect to one transaction involving the sale of shares of Common Stock.

New Directors

     The persons who will be appointed as directors to serve until the next annual meeting of the Company's shareholders are as follows:

     David E. Chymiak, age 54, is the President and a Director of TULSAT and owns 50% of the outstanding capital stock of that company. Mr. Chymiak acquired a cable television franchise and built a system in Steelville, Missouri in 1973. After he sold the system, he relocated to Tulsa and in 1984, he became the technical service manager for TULSAT and in 1985 he and Kenneth A. Chymiak acquired TULSAT. Mr. Chymiak attended the University of Missouri-Rolla and Lawerence Technical. Mr. Chymiak also engages in certain real estate investments through Chymiak Investments, L.L.C. and certain other entities. He is the brother of Kenneth A. Chymiak.

     Kenneth A. Chymiak, age 52, is the Vice President and a Director of TULSAT and, together with his wife, is the beneficial owner of 50% of the outstanding capital stock of that company. In 1985, Mr. Chymiak acquired

TULSAT along with his brother David E. Chymiak. Prior to that time Mr. Chymiak owned several automobile dealerships and also was an independent securities broker. Mr. Chymiak also engages in certain real estate investments through Chymiak Investments, L.L.C., Chymiak Investments, Inc. and certain other entities.

     Stephen J. Tyde, age 52, is the owner, President and Chief Executive Officer of The Pump & Motor Works, Inc. located in Tulsa, Oklahoma, an electric motor and turbo machinery manufacturing company which he founded in 1991. From 1989 to 1990, he was Vice President of Marketing of Mid Americas Process Services, Inc., in Tulsa, Oklahoma, a remanufacturer of electric motors, turbo equipment, electrical controls and transformers. Mr. Tyde was Facility Manager from 1988 to 1989 and Marketing Manager from 1985 to 1989 of Goulds Pumps, Inc.--Pump Repair and Overhaul Shop, in Tulsa, Oklahoma. Mr. Tyde received a Bachelor of Science degree in Operations Research from Ohio State University in Columbus, Ohio and a Master of Science in Business Administration from George Washington University, in Washington, D.C. He also completed courses in the University of Pittsburgh's Master of Science in Industrial Engineering program in Pittsburgh, Pennsylvania.

     Freddie H. Gibson, age 51, has been the President and Chairman of the Board of Directors of Heat Transfer Equipment Company located in Tulsa, Oklahoma, a manufacturer of shell and turbo heat exchangers for oil and petroleum industries, since 1992. He served as the Chief Executive Officer of Heat Transfer Equipment Company from 1988 to 1992. Mr. Gibson also currently serves on the board of directors of Industrial Structures, Inc., a manufacturer of railroad work cars. From 1980 to 1988, Mr. Gibson was the President of Interactive Computer Systems located in Tulsa, Oklahoma, a company he founded in 1980. He was the Controller and Data Processing Manager of Cooper Manufacturing in Tulsa, Oklahoma from 1977 to 1980 and of Lowrance Electronics in Tulsa, Oklahoma from 1973 to 1976. Mr. Gibson received his Bachelor of Science degree in Business Administration from Oklahoma State University in Stillwater, Oklahoma.

Compensation of New Directors

     After the appointment of the new board of directors, it is anticipated that the Company will pay each director $500 for each board meeting and $250 for each committee meeting that director attends. In addition, directors will be eligible to receive awards of stock options to purchase 1,000 shares of the Company's common stock per year. All directors are reimbursed by the Company for out-of-pocket expenses incurred by them in connection with their service on the board of directors and any committee thereof.


                              EXECUTIVE OFFICERS

     The following were executive officers of the Company prior to the consummation of the transactions contemplated by the Agreement. Mr. Hood has resigned.

Person                 Office

Charles H. Hood        President, Chairman of the Board of Directors

Gary W. Young          Executive Vice President - Finance and Administration

The following persons will be appointed to the offices indicated:

New Officers

 Person                                   Office

 David A. Chymiak                         Chairman of the Board of Directors
 Kenneth A. Chymiak                       President and Chief Executive Officer
 Lynnwood R. Moore, Jr.                   Secretary

Mr. Young will remain as Executive Vice President-Finance and Administration.

Executive Compensation

     The following table sets forth certain information for each of the fiscal years ended December 31, 1998, 1997 and 1996, with respect to the compensation paid for services rendered in all capacities to the Company by the Company's Chief Executive Officer and each executive officer whose total compensation reached $100,000 during fiscal 1998.

                          Summary Compensation Table

                         Annual Compensation                     Long-Term Compensation (2)
                    -----------------------------         ----------------------------------------
                                                                          Number
                                                  Other                     of
                                                 Annual    Restricted     Shares       Long-Term
                                                 Compen-     Stock      Underlying     Incentive
Name and                     Salary     Bonus    sation      Awards      Options        Payouts
Principal Position     Year    ($)       ($)     ($) (1)      ($)         Granted         ($)
------------------     ----    ---       ---   -------        ---       ----------     ---------
Charles H. Hood,       1998  175,000       -0-     5,964      -0-           57,500         -0-
  President and        1997  150,000   150,000     6,688      -0-              -0-         -0-
  Chairman             1996  125,000   125,000     4,500      -0-           45,000         -0-

Gary W. Young,         1998  175,000       -0-     5,626      -0-           70,000         -0-
  Executive Vice       1997  150,000   150,000     6,684      -0-              -0-         -0-
  President            1996  106,750   125,000     4,500      -0-           45,000         -0-

_____________________

(1) Other annual compensation represents, in 1998, in 1997, and 1996, Company contributions on behalf of each of the individuals to the Company's 401(k) Plan and payments of non-accountable expense allowances. Amounts do not include the value of perquisites or other personal benefits because the amount of such compensation, if any, does not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus.

(2) In 1998, the Company paid an aggregate of $173,784 in premiums on a life insurance policy. Under an amendment to the Supplemental Executive Retirement Plan of the Company adopted in 1998, Gary W. Young and Charles
     H. Hood, upon retirement with the company or termination of employment, had the right to receive the cash surrender value of such policy. If either of them should die prior to termination of employment, their beneficiary would receive the death benefit under the policy. The Company has not made any premium payments on the policy since October, 1998. Both Mr. Hood and Mr. Young are waiving and releasing the Company from any obligation under the Supplemental Executive Retirement Plan of the Company in consideration for the issuance of options to purchase up to 25,000 shares of the Company's common stock. See "Certain Relationships and Related Transactions" below.

Option Grants in Last Fiscal Year

     The following table sets forth information with respect to stock options granted by the Company to each of the named executive officers during the year ended December 31, 1998.

                                        Percent of Total
                    Number of Shares   Options Granted to
                   Underlying Options      Employees       Exercise Price   Expiration
      Name              Granted             in 1998         Per Share ($)      Date
      ----              -------             -------         -------------      ----
Charles H. Hood         23,750                14.8             .875 (1)      5/10/2003
                        11,250                 7.0             .875 (2)      7/09/2006
                        22,500                14.1             .875 (3)      1/14/2008

Gary W. Young           36,250                22.6             .875 (1)      5/10/2003
                        11,250                 7.0             .875 (2)      7/09/2006
                        22,500                14.1             .875 (3)      1/14/2008

_______________________

(1) This stock option was granted prior to 1998 and was re-priced from an exercise price of $1.50 to $0.875 per share.

(2) This stock option was granted prior to 1998 and was re-priced from an exercise price of $5.00 to $0.875 per share.

(3) This stock option was granted during 1998 at an exercise price of $8.00 per share and was subsequently re-priced to $0.875 per share.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

     There were no stock options exercised by the named executive officers during the year ended December 31, 1998. The following table sets forth information regarding the value of unexercised stock options held by each of the named executive officers as of the year ended December 31, 1998.

                                  Number of Shares of Common Stock                Value of Unexercised
                                  Underlying Unexercised Option at               In-The-Money Options at
                                        December 31, 1998 (#)                   December 31, 1998 ($) (1)
                                        ---------------------                   -------------------------

Name                              Exerciseable         Unexerciseable        Exerciseable      Unexerciseable
----                              ------------         --------------        ------------      --------------
Charles H. Hood                       70,000                 -0-                $18,437              $-0-

Gary W. Young                         82,500                 -0-                $21,562              $-0-

_______________________

(1) Calculated by determining the difference between the fair market value of the Company's Common Stock as of December 31, 1998 ($2.0625 per share based on the last sales price on such date), and the exercise price of the underlying options.


          PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth, as of September 30, 1999 the number and percentage of shares of common stock and preferred stock of the Company owned beneficially, by class and on a combined basis, by (i) each current director and nominee for director of the Company, (ii) each executive officer of the Company,
(ii) all executive officers and directors as a group, and (iv) each person who is known by the Company to own beneficially more than 5% of the common stock or preferred stock. Except as otherwise indicated, the beneficial owners listed in the table have sole voting and investment powers with respect to the shares.

                                                               Number of                  Number of
                                   Number of                   Shares of                  Shares of
                                   Shares of                    Series A                   Series B
                                    Common                     Preferred                  Preferred
                                     Stock         Percent       Stock        Percent       Stock        Percent
  Name and Address of            Beneficially     of Class    Beneficially      of       Beneficially      of
   Beneficial Owner                Owned (1)         (1)         Owned        Class(1)       Owned       Class(1)
   ----------------                ---------         ---         -----        --------       -----       --------
  Charles H. Hood                  196,300 (2)       2.0 %          -0-         -0-              -0-        -0-
  Gary W. Young                    163,708 (3)       1.7 %          -0-         -0-              -0-        -0-
  J Larre Barrett                   32,420             *            -0-         -0-              -0-        -0-
  John W. Condon                    33,020             *            -0-         -0-              -0-        -0-
  Steven C. Oden                    10,750             *            -0-         -0-              -0-        -0-
  Stephen G. Smith                  12,500             *            -0-         -0-              -0-        -0-
  Kenneth A. Chymiak (5)         4,000,000          41.2 %     150,000          50 %        100,000         50%
  David E. Chymiak               4,059,000          41.8 %     150,000          50 %        100,000         50%
  Stephen J. Tyde                    5,000             *            -0-         -0-              -0-        -0-
  Freddie H. Gibson                    -0-            -0-           -0-         -0-              -0-        -0-
  All Executive Officers and     8,227,708 (4)      84.7 %     300,000         100%         200,000        100%
  Directors as a group (5
  persons)

_____________________________
*  Less than one percent.

(1) Shares which an individual has the right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table or the percentage ownership of all Officers and Directors as a group.

(2) Includes 25,000 shares subject to stock options which the Company has agreed to issue and which will be fully exercisable when issued.

(3) Includes 25,000 shares subject to stock options which the Company has agreed to issue and which will be fully exercisable when issued.

(4) Includes an aggregate 50,000 shares subject to stock options which the Company has agreed to grant and which, when granted, will be exercisable in full immediately.

(5) All of the shares beneficially owned by Mr. Chymiak are held of record 50% by him as trustee of the Ken Chymiak Revocable Trust Dated March 4, 1992 and 50% by his wife as trustee of the Susan Chymiak Revocable Trust Dated March 4, 1992.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Prior to the closing of the transactions contemplated by the Agreement, the executive officers and directors exercised their outstanding options by canceling indebtedness owed to them by the Company for unpaid salary or fees in amounts equal to the purchase price payable upon exercise of the options. Except as noted in the table below, any remaining amounts due to them were satisfied by issuing shares of the Company's common stock to them at a price of $1.25 per share, the approximate trading price of the stock at the date the Agreement was signed. Below is a table reflecting the amounts owed such officers and directors and the shares issued in satisfaction of that indebtedness.

                               Accrued              Option                  Shares               Total
                    Accrued   Directors            Exercise      Net        Issued   Option      Shares
      Name          Payroll     Fees      Total    Cost(1)    Liability(2)  @ $1.25  Shares(1)   Issued
      ----          --------  ---------  --------  --------   ---------     -------  ---------   -------
Charles H. Hood     $ 79,500    $   -0-  $ 79,500  $ 60,313     $19,187      15,350   70,000      85,350
Gary W. Young         79,500        -0-    79,500    71,251       8,249       6,600   82,500      89,100
J. Larre Barrett         -0-     12,000    12,000    13,126         -0-         -0-   15,000      15,000
John W. Condon           -0-     12,000    12,000     7,657       4,343         -0-    8,750       8,750
Steven C. Oden           -0-     12,000    12,000     8,751       3,249         -0-   10,000      10,000
Stephen G. Smith         -0-     12,000    12,000    10,938       1,062         -0-   12,500      12,500
                    --------    -------  --------  --------     -------      ------  -------     -------
     Total          $159,000    $48,000  $207,000  $172,036     $36,090      21,950  198,750     220,700

_______________

(1)- Represents number of shares and aggregate exercise price for currently outstanding options to be exercised in prior to closing. The outstanding options are summarized below:

                         1991 Plan           1998 Plan       Options Outside Plans         Total
                    ------------------  -----------------   -----------------------   -----------------
     Name           Shares      Cost    Shares    Cost       Shares          Cost      Shares    Cost
------------------  -------   --------  ------  ---------   --------        -------   -------  --------
Charles H. Hood      47,500   $ 40,625  22,500    $19,688        -0-        $   -0-    70,000  $ 60,313
Gary W. Young        60,000     51,563  22,500     19,688        -0-            -0-    82,500    71,251
J. Larre Barrett        -0-        -0-     -0-        -0-     15,000         13,126    15,000    13,126
John W. Condon          -0-        -0-     -0-        -0-      8,750          7,657     8,750     7,657
Steven C. Oden       10,000      8,751     -0-        -0-        -0-            -0-    10,000     8,751
Stephen G. Smith        -0-        -0-     -0-        -0-     12,500         10,938    12,500    10,938
                    -------   --------  ------    -------     ------        -------   -------  --------
     Total          117,500   $100,939  45,000    $39,376     36,250        $31,721   198,750  $172,036

(2)- Amount of indebtedness remaining after option exercise.

(3)- Net liability to be paid in cash.

          Messrs. Charles H. Hood and Gary W. Young have waived and released the obligations of the Company to them under the Supplemental Executive Retirement Plan. As part of the consideration for this action, Messrs. Hood and Young will receive options to purchase 25,000 shares of the Company's common stock at a price of $4.00 per share. When issued, these options will be exercisable in full immediately and will expire, if not previously exercised, at the end of ten years from the date of grant.

          Chymiak Investments, L.L.C., which is owned by David E. Chymiak and Kenneth A. Chymiak, purchased from TULSAT on September 30, 1999 the real estate and improvements comprising the headquarters and a substantial portion of the other office and warehouse space of TULSAT for a price of $1,286,000. The price represents the appraised value of the property less the sales commission and other sales expenses that would have been incurred by TULSAT if it had sold the property to a third party in an arm's length transaction. TULSAT has entered into a five-year lease commencing October 1, 1999 with Chymiak Investments, L.L.C. covering the property under which the annual rental due to Chymiak Investments, L.L.C. is $180,000. TULSAT is leasing other property from Chymiak Investments, L.L.C. and paid that company $54,300 in 1998 as rental under those leases. The future annual rentals due under those leases (not including the lease of the recently purchased headquarters building discussed above) are $92,900 for 1999, $72,000 for each of 2000, 2001 and 2002 and $30,500 in 2003.

          Chymiak Investments, Inc., which is owned by Kenneth A. Chymiak and his wife, Susan C. Chymiak, recently constructed three other properties which have been leased to TULSAT for five year terms (all ending in 2003) at rentals of $3,000 per month each (aggregate rentals per year of $108,000 for all three buildings).


                           PROPOSALS OF SHAREHOLDERS

          The Company has changed its fiscal year end to September 30, beginning with September 30, 1999. Thus, its next Annual Meeting of Shareholders is expected to be held in February or March of 2000. Therefore, proposals of shareholders intended to be presented at the Company's 2000 Annual Meeting of Shareholders should be received at the principal executive offices of the Company, 808 N. 16th Street, Broken Arrow, Oklahoma 74012, on or before October 31, 1999 to be considered for inclusion in the Company's proxy statement and accompanying proxy for that meeting. Any shareholder who intends to present a proposal at the 2000 Annual Meeting and has not sought inclusion of the proposal in the Company's proxy materials pursuant to Rule 14a-8 should provide notice of such proposal to the Company no later than December 31, 1999.


                              By Order of the Board of Directors.

                              /s/ Lynnwood R. Moore, Jr.
                                  Lynnwood R. Moore, Jr., Secretary

October 1, 1999
Tulsa, Oklahoma